United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ ..)

Table of Contents:

Press Release

Signature Page

Vale becomes aware of a lawsuit filed by the MPMG

Rio de Janeiro, Rio de Janeiro, May 27th, 2020 - Vale SA (“Vale”) informs, pursuant to the Securities and Exchange Commission of Brazil (CVM) Instruction No. 358/2002, as subsequently amended, that it became aware of a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais (“MPMG”), allegedly based on Article 5, item V of Brazilian Law 12.846/2013, that is, according to MPMG understanding, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies at the complex.

The judge of the 1st Civil, Criminal and Juvenile Court of the District of Brumadinho, without Vale's prior knowledge or manifestation, decided to partially grant a preliminary injunction requested by the MPMG for Vale to present, within ten days from the summons of the decision, guarantees in the amount of R$ 7,931,887,500.00 in order to guarantee the eventual imposition of a fine or forfeit of assets, rights and values.

Vale remains firm in its commitment to repair the damage caused by the dam rupture of the Córrego de Feijão mine, which is its main focus of actions in Brumadinho. Vale will continue to contribute to all investigations and will present its defense in due course, after summoned, opportunity in which it will have access to the records and documents gathered by the MPMG.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 27, 2020		Director of Investor Relations